SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 11)*

Under the Securities Exchange Act of 1934

TransAlta Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89346D107
(CUSIP Number)

Sheldon S. Adler
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on followings pages)

(Page 1 of 15 Pages)

________________________________

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 89346D107	13D	Page 2 of 15 Pages

1.		Names of Reporting Persons LSP Penn Holdings, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 3 of 15 Pages

1.		Names of Reporting Persons LSP Penn Holdings II, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 4 of 15 Pages

1.		Names of Reporting Persons LS Power Partners, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 5 of 15 Pages

1.		Names of Reporting Persons LS Power Partners II, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 6 of 15 Pages

1.		Names of Reporting Persons Luminus Management, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 7 of 15 Pages

1.		Names of Reporting Persons Luminus Asset Partners, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 8 of 15 Pages

1.		Names of Reporting Persons Luminus Energy Partners Master Fund, Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 9 of 15 Pages

1.		Names of Reporting Persons LPCO Investments S.a.r.l.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 10 of 15 Pages

1.		Names of Reporting Persons LTAC SPV I, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,915,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,915,800
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,915,800
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 9.0%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 11 of 15 Pages

This Amendment No. 11 (this "Amendment") amends and supplements the Schedule 13D initially filed on July 6, 2007 (the "Original Filing") and subsequently amended by the Reporting Persons relating to the Common Shares, no par value (the "Shares"), of TransAlta Corporation, a corporation incorporated under the Canada Business Corporations Act (the "Issuer"). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or any previously filed amendments. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

In the course of the past several weeks, representatives of the Reporting Persons have had discussions with representatives of the Issuer regarding certain strategic alternatives available to the Issuer, including the possible exploration by the Reporting Persons of an acquisition.  On July 18, 2008, the Reporting Persons submitted a letter (the "Letter") from LS Power Equity Partners and Global Infrastructure Partners that included a proposal to the Issuer's Chief Executive Officer and Board of Directors to acquire all of the outstanding shares of Common Stock (the "Proposed Transaction") for a price per share of CDN $39.00 in an all-cash transaction.  The Proposed Transaction would be funded with approximately $6 billion of equity, and supplemented with a $2 billion debt facility from Credit Suisse.  The non-binding proposal is subject to, among other things, the satisfactory completion of confirmatory due diligence and no binding obligation on the part of the Reporting Persons will arise with respect to the Proposed Transaction unless and until a definitive acquisition agreement with the Issuer has been executed and delivered.  The Letter is attached hereto as Exhibit 7.12 and incorporated by reference herein.  The Reporting Persons anticipate engaging in communications with the Issuer's Board of Directors, management, shareholders, financial advisors, and/or other persons regarding the Proposed Transaction.

On July 21, 2008, a press release related to the Proposed Transaction was issued by the Reporting Persons. The press release is attached hereto as Exhibit 7.13 and incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The responses set forth in Item 4 of this Amendment are hereby incorporated by reference in response to Item 6 of this Amendment.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit 7.12 Letter to the Board of Directors of TransAlta Corporation, dated July 18, 2008.

Exhibit 7.13 Press Release issued by LS Power Equity Partners, dated July 21, 2008.

CUSIP No. 89346D107	13D	Page 12 of 15 Pages

SIGNATURE

  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: July 21, 2008

LSP Penn Holdings, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LSP Penn Holdings II, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LS Power Partners, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

Luminus Management, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

CUSIP No. 89346D107	13D	Page 13 of 15 Pages

Luminus Asset Partners, L.P.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	Director

LPCO Investments S.à.r.l. By: Paul Segal, as attorney-in-fact

By:	/s/ Paul Segal
Name:	Paul Segal

LTAC SPV I, LLC By: Vega Energy GP, LLC, its managing member

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

CUSIP No. 89346D107	13D	Page 14 of 15 Pages

EXHIBIT INDEX

 Exhibit

 Number   Description

Exhibit 7.12 Letter to the Board of Directors of TransAlta Corporation, dated July 18, 2008.

Exhibit 7.13 Press Release issued by LS Power Equity Partners, dated July 21, 2008.